Via Facsimile and U.S. Mail
Mail Stop 6010

September 22, 2008

Steven P. Rasche
Chief Financial Officer
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario L4W 5M8

Re: TLC Vision Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File Number: 000-29302

Dear Mr. Rasche:

We have reviewed your August 15, 2008 response to our August 1, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

2. Summary of Significant Accounting Policies
Revenue Recognition, page 50

1. Please refer to your response to comment three and your proposed disclosures. We have the following additional comments:

    - Please confirm that you will disclose the amount of deferred revenue recorded as of the end of each period presented.
    - Revise your disclosure to describe how you account for expenses incurred throughout the patient's lifetime to fulfill your obligation under the separately priced TLC Lifetime Commitment.
    - Please revise to clarify whether the follow up visits relate to your obligation under the terms of the procedure or under the terms of the separately priced TLC Lifetime Commitment. If the visits relate to your obligation under the terms of the procedure, disclose why revenue is recognized at the time of the procedure.

9. Goodwill, page 56

2.   Please refer to your response to comment four. Your disclosure states that the implied fair values indicated that the entire stand-alone ASC was impaired. As it is still not clear from your response, please explain to us how it was determined that the impairment amounts related specifically to the two ASCs that were divested in 2007and included in discontinued operations.

Item 15. Exhibits and Financial Statement Schedules, page 75

3.   Please refer to your response to Comment 5. We reissue the comment in part with respect to the Master Capital Lease Agreement with American Medical Optics. We note that you have not filed as exhibits either the original or amended and restated Agreements. It appears that these agreements are material agreements, and therefore must be filed as exhibits to your Form 10-K in accordance with Item 601 (b)(10)(ii)(B) of Regulation S-K. If some of the words and numbers contained in these Agreements are both immaterial to investors and would cause competitive harm if disclosed, you may file an application for confidential treatment for portions of these exhibits under Rule 24b-2 of the Securities Exchange Act of 1934.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant